FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2013
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: M A Ramphele (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansa  # , C A Carolus, R Dañino*, A R Hill ≠ ,
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea † , G M Wilson
† British, ≠ Canadian, # Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries

Investor Enquiries

Willie Jacobsz
Tel          +27 11 562 9775
Mobile      +27 82 971 9238 (SA)
Mobile      +1 857 241 7127 (USA)
email       Willie.Jacobsz@
              goldfields.co.za
Remmy Kawala
Tel          +27 11 562 9844
Mobile      +27 82 312 8692
email       Remmy.Kawala@
              goldfields.co.za
Media Enquiries

Sven Lunsche
Tel         +27 11 562 9763
Mobile     +27 83 260 9279
email      Sven.Lunsche@
             goldfields.co.za
MEDIA RELEASE
GOLD FIELDS TO RELEASE RESULTS
FOR THE QUARTER AND YEAR ENDED 31
DECEMBER 2012
Johannesburg, 23 January, 2013. Gold Fields Limited (“Gold
Fields”) (NYSE, JSE, DIFX: GFI) will publish its results for the quarter and year ended 31 December 2012 on the company’s
website
www.goldfields.co.za
at 08:00 am SA time on Thursday, 14
February 2013.
LIVE RESULTS PRESENTATION AND SIMULTANEOUS AUDIO
AND VIDEO WEBCAST

Management will host a results presentation at the time and venue listed below:

Date:
Thursday, 14 February 2013
Time:
09:45 for 10:00
Venue:
Summer Place
69 Melville Road, Hyde Park
RSVP:
Kindly confirm attendance with Francie Whitley via
reply email or telephone: +27 11 562-9712.

A simultaneous audio and video webcast will be available on the
Gold Fields website
www.goldfields.co.za
at 10:00 (SA time) on 14
February 2013.
SUMMIT TV
A simultaneous Live Results broadcast will be available to Southern
African viewers via Summit, DStv Channel 412.

TELECONFERENCE
A global teleconference will be held on the same day (14 February
2013) at 16:00 South African time (United States: 09:00am Eastern time). An invitation with full details is attached.

CONFERENCE CALL
GOLD FIELDS LIMITED
Results for the quarter and year ended 31 December 2011
14 February 2013
Johannesburg:
16:00
hours (GMT +2)
For United Kingdom:
14:00
hours (GMT)
For North America:
09:00
hours, (Eastern time)
A telephone conference call has been scheduled at the times indicated above. Details are as follows:
DIAL IN NUMBERS
Country
Toll Number
Toll-free Number
South Africa 011 535-3600
0 800 200-648
USA +1 412 858-4600
1 800 860-2442
Australia
1 800 350-100
United Kingdom
0 800 917-7042
0 808 162-4061
Canada
1 866 605 3852
Ask for Gold Fields call
A simultaneous audio webcast will be available on our website. The digital replay will be available one hour after the call. Playback details are as follows:

Playback code: 2541#
(Available for seven days)
South Africa & Other: +27 11 305 2030
USA: +1 412 317 0088
United Kingdom: 0808 234 6771
Australia: 1 800 091 250

Investor contacts:
Willie Jacobsz
Phone: RSA +27 82 971 9238
USA +1 857 241 7127
willie.jacobsz@goldfields.co.za
Remmy Kawala Phone: RSA +27 82 312 8692
remmy.kawala@goldfields.co.za
Francie Whitley Phone: RSA +27 82 321-7344
franciew@goldfields.co.za

Media contact:
Sven Lunsche
Phone: RSA +27 83 260-9279
sven.lunsche@goldfields.co.za

ends

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 23 January 2013
GOLD FIELDS LIMITED
By:
Name: Mr W J Jacobsz
Title:   Senior Vice President: Investor
          Relations and Corporate Affairs